United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Fourth Quarter 2010 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: February 23, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, February 23, 2011	www.gruma.com

FOURTH-QUARTER 2010 RESULTS

HIGHLIGHTS

  Sales volume increased 5% due principally to higher volumes in all subsidiaries, especially in GIMSA, Gruma Corporation, and Gruma Venezuela.

  Net sales declined 7% as a result of the devaluation of the bolivar, which affected our results in Venezuela in dollar terms. Higher net sales in the rest of the subsidiaries, especially GIMSA, partially offset that reduction.

  EBITDA fell 9% and EBITDA margin dropped to 10.3% from 10.5%. Lower margins in Gruma Venezuela and the devaluation of the bolivar were the main drivers of the consolidated EBITDA decline.

  Majority net income decreased to Ps.167 million from Ps.644 million resulting from increases in other expenses, lower foreign exchange gains, and lower EBITDA generation.

  Debt decreased US$56 million or 4% as of December 2010 versus September 2010, and decreased US$211 million or 12% versus December 2009.

Consolidated Financial Highlights
 (Ps millions)

	4Q10	4Q09	VAR (%)
Volume (thousand metric tons)	1,144	1,090	5
Net sales	11,899	12,770	(7)
Operating income	874	959	(9)
Operating margin	7.3%	7.5%	(20) bp
EBITDA	1,226	1,346	(9)
EBITDA margin	10.3%	10.5%	(20) bp
Majority net income	167	644	(74)
ROE (LTM)	7.1%	20.1%	(1,300)bp

Debt
 (US$ millions)

Dec'10	Dec'09	Var	Sep'10	Var
1,491	1,702	(12)%	1,547	(4)%

CONSOLIDATED RESULTS OF OPERATIONS
4Q10 vs. 4Q09

Sales volume increased 5% to 1,144 thousand metric tons in connection with higher volumes, particularly in GIMSA, Gruma Corporation, and Gruma Venezuela.

Net sales decreased 7% to Ps.11,899 million as a result of the devaluation of the bolivar, which, despite higher sales volume, affected our results in Venezuela in dollar terms. Higher net sales in the rest of the subsidiaries resulted mainly from volume growth and higher prices in GIMSA. Sales from non-Mexican operations constituted 66% of consolidated net sales.

Cost of sales as a percentage of net sales grew to 66.9% from 65.8%, occasioned largely by Gruma Venezuela and, to a lesser extent, Gruma Corporation. The rest of the subsidiaries, especially GIMSA, showed improvements. In absolute terms, cost of sales fell 5% to Ps.7,961 million because of reductions in Gruma Venezuela due to the bolivar devaluation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 25.7% from 26.7%, coming mainly from better expense absorption in Gruma Corporation and GIMSA. In absolute terms, SG&A declined 10% to Ps.3,063 million due primarily to Gruma Venezuela in connection with the bolivar devaluation.

Operating income decreased 9%, to Ps.874 million, and operating margin declined to 7.3% from 7.5%, driven primarily by Gruma Venezuela.

Other expense, net, was Ps.445 million, Ps.408 million higher due to expenses related to the negotiation process of the expropriation of our operations in Venezuela, and to donations made in connection with natural disasters affecting northern Mexico in mid-2010.

Comprehensive financing income, net, was Ps.222 million versus an income of Ps.71 million, a change of Ps.293 million, which resulted mainly from lower foreign exchange gains due to a lower appreciation of the peso during 4Q10 versus 4Q09.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.153 million, 40% higher than in the same period of 2009.

Taxes  amounted to Ps.173 million, Ps.65 million less than in 4Q09 in connection with lower pre-tax income.

GRUMA's total net income was Ps.186 million versus a net income of Ps.863 million. GRUMA's majority net income was Ps.167 million, compared with a majority net income of Ps.644 million. The reduction resulted from increases in other expenses, lower foreign exchange gains, and lower operating income.

FINANCIAL POSITION
December 2010 vs. September 2010

Balance-Sheet Highlights	Total assets were Ps.39,224 million, a decrease of 3%, driven mainly by lower cash balances in connection with debt reduction.

Total liabilities were Ps.28,576 million, 4% lower, derived from debt reduction and, to a lesser extent, the appreciation of the peso during the quarter.

Stockholders' equity totaled Ps.10,648 million, compared with Ps.10,679 million.
Debt Profile	GRUMA's debt amounted to US$1,491 million, of which approximately 75% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Major Derivatives Loan	50	75	100	100	150	150	18.3				643.3
Minor Derivatives Loan	32.4	17									49.4
Bancomext Facility		6.8	34.1	47.7	27.3	27.3	34.1	54.5	40.9		272.6
Syndicated Loan	40.3	40.3	40.3	40.3							161.3
7.75% Perpetual Bond										300	300
Other	54.9	5	4.1	0.2	0.1						64.3
TOTAL	177.7	144.2	178.5	188.3	177.3	177.3	52.4	54.5	40.9	300	1,491

CAPITAL EXPENDITURE PROGRAM GRUMA's capital expenditures totaled US$30 million during 4Q10. The largest investments were applied to capacity expansions and upgrades in the United States and Europe.

SUBSIDIARY RESULTS OF OPERATIONS
4Q10 vs. 4Q09

Gruma Corporation

Sales volume increased 5% to 346 thousand tons due mainly to (1) the acquisition in April 2010 of the leading producer of corn grits in Ukraine; and (2) organic growth coming from an expanded customer base in the Middle East (especially snack producers), in continental Europe (especially large restaurant chains and wholesalers), and in the U.K. (particularly retailers due to launch and promotional activity of several products under private-label).

Net sales grew 2% to Ps.5,322 million, driven by the aforementioned higher sales volume in Europe.

Cost of sales as a percentage of net sales increased to 59.8% from 59.3% driven largely by higher cost of raw corn coupled with a change in the sales mix toward the European operations, which have lower gross margins than the U.S. operations. In absolute terms, cost of sales increased 2% to Ps.3,180 million due mainly to the acquisition in Ukraine.

SG&A as a percentage of net sales improved to 33.7% from 34.1% coming from better expense absorption. In absolute terms, SG&A was flat at Ps.1,792 million.

Operating income as a percentage of net sales was flat at 6.6%. In absolute terms, operating income improved 1% to Ps.350 million due principally to extraordinary television advertising expenses in 4Q09, which was not the case for 4Q10.

GIMSA

Sales volume grew 4% to 487 thousand metric tons, driven by higher sales to supermarkets due to the opening of new stores and customer-service programs oriented to increasing tortilla availability.

Net sales rose 11% to Ps.3,092 million resulting from price increases, implemented by the end of 2009 and during November 2010, and the aforementioned higher sales volume. The abovementioned price increases were related to higher corn prices.

Cost of sales as a percentage of net sales improved to 70.7% from 71.7% due to higher prices. In absolute terms, cost of sales rose 9% to Ps.2,185 million, caused by an increase in the cost of corn and by the aforementioned sales volume growth.

SG&A as a percentage of net sales improved to 16.2% from 17.0% due to better absorption in connection with the aforementioned increase in net sales. In absolute terms, SG&A grew 6% to Ps.502 million, mainly from higher distribution expenses resulting from a change in the sales mix favoring retailers and wholesalers, as in these transactions we usually pay freight expenses. The increase in SG&A also came from expenses to strengthen several customer-service programs.

Operating income as a percentage of net sales improved to 13.1% from 11.3% and, in absolute terms, rose 28% to Ps.405 million. The increase was due largely to higher prices and, to a lesser extent, higher sales volume.

For additional information, please see GIMSA ''Fourth-Quarter 2010 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 12% resulting from consumer's migration to staple products due to the difficult economic situation, and from production and distribution efficiencies at some of our facilities, which allowed us to increase the supply.

Net sales decreased 41% to Ps.1,421 million, due primarily to the effect of the devaluation of the bolivar.

Cost of sales as a percentage of net sales increased to 80.3% from 65.2% because of (1) higher raw-material costs, especially corn and wheat, which have not been fully absorbed through prices increases; (2) a change in the sales mix favoring lower margins products, especially the ones under price controls; and, (3) higher manufacturing employee benefits at some plants. In absolute terms, cost of sales decreased 28% as a result of the devaluation of the bolivar.

SG&A as a percentage of net sales improved to 20.5% from 21.2% in connection with better expense absorption as SG&A declined at a lower rate than net sales. In absolute terms, SG&A declined 43% resulting primarily from the effect of the bolivar's devaluation.

Operating loss was Ps.12 million versus an operating income of Ps.330 million. Operating margin was negative 0.8% from positive 13.6%.

Molinera de Mexico

Sales volume grew 2% due especially to the recovery of volume sold to some of our clients because of competitors' higher prices, and to higher sales of mixed flours, especially among supermarket in-store bakeries.

Net sales rose 5% to Ps.986 million as a result of the aforementioned sales volume growth and price increases implemented to offset higher wheat prices.

Cost of sales as a percentage of net sales improved to 79.0% from 79.6% due to the fact that price increases more than offset the rise in the cost of wheat because the company benefited from existing wheat inventory. To a lesser degree, cost of sales improved due to a shift in sales mix toward more profitable products like pre-mixed flours. In absolute terms, cost of sales increased 4% in connection with the higher cost of wheat and, to a lesser extent, higher packaging and additives related to the pre-mixed flours.

SG&A as a percentage of net sales increased to 14.9% from 14.2% derived from, higher freight tariffs, improved customer service, expanded market coverage, training and development programs, and information-technology upgrades. In absolute terms, SG&A rose 10% due to these factors as well as volume growth, which also contributed to the increase in freight expenses.

Operating income improved 3% to Ps 59 million. Operating margin declined to 6.0% from 6.2%.

Gruma Centroamerica

Sales volume grew 4% mainly as a result of higher corn flour sales due to (1) a supply contract with UNICEF's World Food Program related to natural disasters in the region; (2) market-share gains in connection with the strengthening of customer loyalty programs, more competitive prices, better customer service, and the launch of smaller package presentations that have been attractive to consumers.

Net sales rose 5% to Ps.739 million resulting from the above-mentioned sales-volume growth and higher prices, particularly for rice.

Cost of sales as a percentage of net sales increased to 73.1% from 73.0% in connection with a sales mix change favoring less profitable products (especially hearts of palm) and lower corn flour prices oriented to face increased competition coupled with higher energy and packaging costs. In absolute terms, cost of sales increased 6% to Ps.541 million due to higher volumes and higher costs.

SG&A as a percentage of net sales improved to 26.8% from 27.6% due to better expense absorption. In absolute terms, SG&A increased 3% driven by higher administrative expenses.

Operating loss was was Ps.0 million, which compares favorably to a loss of Ps.4 million.

Other Subsidiaries and Eliminations	Operating income was Ps.71 million compared with an operating loss of Ps.86 million.

RECENT EVENTS

  Sale of GFNORTE Stake.

As previously announced by the company, on February 15, 2011, GRUMA concluded the sale of 177,546,496 shares of the capital stock of GFNORTE at a price of Ps.52 per common share, resulting in cash proceeds of Ps.9,232,417,792 before fees and expenses. As a result of the sale of the GFNORTE's shares, GRUMA no longer holds shares of GFNORTE's capital stock.

  Early Payment of a Substantial Portion of Debt.

On February 21, 2011, GRUMA announced that on February 18 the company made an early payment of a substantial portion of its current bank facilities. The total amounts of the payments made were US$752.6 million and Ps.773.3 million, payments for which GRUMA used the entirety of the net proceeds from the sale of shares of Grupo Financiero Banorte, S.A.B. de C.V., Ps.9,005.5 million after fees and expenses, as well as its own resources and others obtained through short-term facilities.

By virtue of the aforementioned payments, the following loan agreements that were entered into by GRUMA have been terminated:

  Loan agreement executed with Deutsche Bank Trust Company Americas, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of US$668.3 million, dated October 16, 2009;

  Syndicated loan agreement executed with BBVA Bancomer, S.A.; Institucion de Banca Multiple Grupo Financiero BBVA Bancomer, as administrative agent; several banks; and The Bank of New York Mellon as collateral agent, for the financing of US$197.0 million, dated October 16, 2009;

  Unsecured loan agreement executed with ABN Amro Bank, N.V. (which has been transferred to The Royal Bank of Scotland, N.V.), for the financing of US$13.9 million, dated October 16, 2009;

  Unsecured loan agreement executed with Barclays Bank, PLC, for the financing of US$21.5 million, dated October 16, 2009;

  Unsecured loan agreement executed with Standard Chartered Bank (which has been transferred to Mercantil Commercebank, N.A.) for the financing of US$22.9 million, dated October 16, 2009; and

  Unsecured loan agreement executed with BNP Paribas for the financing of US$11.8 million, dated October 16, 2009.

The company also announced that ''over the next several days, GRUMA will be conducting all necessary actions required for cancelling all pledges granted pursuant to some of the foregoing loan agreements and the perpetual bond. Consequently, GRUMA will significantly strengthen its financial structure and improve its financial profile, which will allow the company to obtain more favorable credit terms and explore new expansion opportunities in the global markets.''

Debt Pro-forma as of December 31, 2010, After the Early Debt Payment.
Pro-forma Schedule of Debt Amortization
(US$ millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Bancomext Facility		6.8	34.1	47.7	27.3	27.3	34.1	54.5	40.9		272.6
7.75% Perpetual Bond										300	300
Other	156.4	5	4.1	0.2	0.1						165.7
TOTAL	156.4	11.8	38.1	47.9	27.4	27.3	34.1	54.5	40.9	300	738.4

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the Mexican Financial Reporting Standards (MFRS).

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Not inflationary - when the accumulated inflation of three prior years is less than 26%, or

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. The effects of inflation for figures of the subsidiaries in Central America are not recognized from January 1, 2010. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.35/dollar as of December 31, 2010. The differences between MFRS and US GAAP are reflected in the column entitled ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, (''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q10**	4Q09	VAR (%)	3Q10	VAR (%)	**2010**	2009	VAR (%)
NET SALES	**11,899**	12,770	(7)	11,809	1	**46,601**	50,489	(8)
GROSS PROFIT	**3,937**	4,369	(10)	3,914	1	**15,470**	17,389	(11)
GROSS MARGIN (%)	33.1%	34.2%		33.1%		33.2%	34.4%	
OPERATING INCOME	**874**	959	(9)	594	47	**2,800**	3,807	(26)
OPERATING MARGIN (%)	7.3%	7.5%		5.0%		6.0%	7.5%	
OTHER EXPENSE (INCOME), NET	**445**	37		138		**718**	150	
COMPREHENSIVE FINANCING COST (INCOME), NET	**222**	(71)		117		**1,103**	933	
INTEREST EXPENSE	330	342		323		1,360	1,450	
INTEREST INCOME	37	(91)		29		53	448	
FOREIGN EXCHANGE LOSS (GAIN)	(99)	(288)		(211)		(144)	(755)	
MONETARY POSITION (GAIN) LOSS	(46)	(34)		(24)		(166)	(209)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(153)**	(109)		(153)		**(593)**	(495)	
TAXES	**173**	238		214		**830**	1,108	
NET INCOME	**186**	863	(78)	277	(33)	**742**	2,110	(65)
MAJORITY NET INCOME	**167**	644	(74)	238	(30)	**517**	1,529	(66)
EARNINGS PER SHARE[1]	**0.30**	1.14	(74)	0.42	(30)	**0.92**	2.71	(66)
EARNINGS PER ADR (US$)[2]	**0.10**	0.37	(74)	0.14	(30)	**0.30**	0.88	(66)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**352**	386		365		**1,438**	1,570	
EBITDA[3]	**1,226**	1,346	(9)	959	28	**4,238**	5,377	(21)
CAPITAL EXPENDITURES (MILLIONS US$)	**30**	38		17		**80**	88	

BALANCE SHEET SUMMARY	**Dec-10**	Dec-09	VAR (%)	Sep-10	VAR (%)
CASH AND CASH EQUIVALENTS	**21**	2,008	(99)	909	(98)
TRADE ACCOUNTS RECEIVABLE	**4,060**	4,254	(5)	3,871	5
OTHER ACCOUNTS RECEIVABLE	**1,502**	2,133	(30)	2,061	(27)
INVENTORIES	**7,284**	7,589	(4)	7,015	4
CURRENT ASSETS	**13,392**	16,480	(19)	14,486	(8)
PROPERTY, PLANT, AND EQUIPMENT, NET	**17,866**	19,958	(10)	17,963	(1)
TOTAL ASSETS	**39,224**	43,967	(11)	40,332	(3)
SHORT-TERM DEBT	**2,193**	2,203	(0)	1,919	14
CURRENT LIABILITIES	**9,103**	8,950	2	8,689	5
LONG-TERM DEBT	**16,220**	20,040	(19)	17,571	(8)
TOTAL LIABILITIES	**28,576**	32,155	(11)	29,654	(4)
MAJORITY STOCKHOLDERS' EQUITY	**6,923**	7,701	(10)	6,952	(0)
STOCKHOLDERS' EQUITY	**10,648**	11,812	(10)	10,679	(0)
CURRENT ASSETS/CURRENT LIABILITIES	**1.47**	1.84		1.67	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**2.68**	2.72		2.78	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.63**	0.65		0.65	
BOOK VALUE PER SHARE[1]	**12.28**	13.66		12.33	

[1] On the basis of 563,650,709 shares as of December 31, 2010, 563,650,709 shares as of December 31, 2009, and 563,650,709 shares as of September 30, 2010.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 12.35 per dollar as of December 31, 2010.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes.

In order to minimize the counterparty solvency risk, Gruma enters into financial derivative instruments only with major national and international financial institutions using the standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their fair market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments to a reasonable estimate of their market value (mark- to market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1 the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our derivative financial instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of December, 31st, 2010, the open positions of these instruments were valued at their fair market value and resulted in a loss of $4,048 thousand pesos, which was applied to the fiscal year results. These financial instruments did not qualify as hedges for accounting purposes. The transactions concluded as of December 31st, 2010 regarding this instruments represented a loss of $145,567 thousand pesos.

Gruma entered into foreign exchange derivative transactions, which as of December of 2010 mainly involved the peso/dollar exchange rate. The reasonable market value of these derivative instruments can decrease or increase in the future, before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global market liquidity, international and local political events, among others.

These foreign exchange derivative financial instruments were valuated to a reasonable estimate of their market value (mark-to-market). As of December 31, 2010 the open positions of these instruments represented an approximately loss of $4,863 thousand pesos. The total loss was reflected in the yearly results. The transactions concluded as of December 31st, 2010 regarding these instruments represented a loss of $21,464 thousand pesos.

The company has complied with all obligations under its derivative financial instruments agreements.

 1) Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Foreign Exchange Derivative Financial Instruments

Summary of Foreign Exchange Financial Derivative Instruments
As of December 31th, 2010
Amounts in thousands of Pesos

Corn Derivative Financial Instruments:

Summary of Corn Financial Derivative
As of December 31th, 2010
Amounts in thousands of Pesos

The transactions concluded as of December 31st, 2010 regarding these corn derivative financial instruments represented a loss of $162,254 thousand pesos.

II. Sensibility Analysis

Foreign Exchange Derivative Financial Instruments

As of December 31st, 2010, foreign exchange rate derivatives transactions that mainly involve the peso/dollar exchange rate have been entered into. These operations were registered at a reasonable estimate of their market value (mark-to-market).

The reasonable market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rates can result from changes in economic conditions, tax and monetary policies, volatile conditions, global market liquidity, international and local political events.

According to our position as of December 31st, 2010, a hypothetical 10 percent loss of the peso against the dollar would result in an additional adverse effect of $52,872 thousand pesos on the Company's income statement. This sensibility analysis is based on the underlying assets values developed by the counterpart as of December 31st, 2010, which include effects on the exchange rate, time and volatile condition variables.

Sensibility Analysis
Regarding the Position in Foreign Exchange Derivative Financial Instruments
As of December 31, 2010
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in thousands of pesos